Exhibit 20
FOR IMMEDIATE RELEASE






                         HUGHES, PANAMSAT AGREE TO MERGE
                          SATELLITE SERVICES OPERATIONS


         NEW YORK, September 20, 1996 -- Hughes Electronics Corporation and PanAmSat Corporation (NASDAQ:SPOT) today announced they have agreed to merge their respective satellite services operations into a new publicly held company.

         Under the terms of the agreement, the Hughes Communications Galaxy ("HCG") business of Hughes Electronics will be combined with PanAmSat to form a new public company to be named PanAmSat Corporation. In connection with the transaction, PanAmSat stockholders will receive an aggregate of $1.5 billion in cash and 28.5 percent of the new company. In addition, Grupo Televisa S.A. will repurchase PanAmSat's options to obtain equity interests in Spanish-speaking direct-to-home ventures in the Americas and the Iberian Peninsula. Immediately after the merger, Hughes Electronics will own 71.5 percent of the new PanAmSat.

         PanAmSat stockholders will have three options to receive payment with respect to the outstanding shares of PanAmSat common stock: $30 in cash, one share of new PanAmSat common stock, or 1/2 share of new PanAmSat common stock and $15 in cash. These options will be subject to proration based on the total consideration described above.

         The transaction requires government review and receipt of other approvals, including that of the U.S. Federal Communications Commission, which are expected to be completed within six to 12 months. Although the transaction is subject to PanAmSat shareholder approval, PanAmSat shareholders owning in excess of 90 percent of the voting power have agreed to vote in favor of the transaction.

         Frederick A. Landman, 48, the current president and chief executive officer of PanAmSat, will be president and chief executive officer of the new company. Other members of the executive management team will be Lourdes Saralegui, current executive vice president of PanAmSat, and Carl Brown, senior vice president of Hughes' Galaxy Satellite Services. Jerald F. Farrell,
president of Hughes Communications, Inc. (HCI), will continue as HCI president and will serve as the executive overseeing the transition of the two organizations. Personnel reductions are not expected at either operation as a result of the merger.

         "By combining Hughes' and PanAmSat's strengths in domestic and global satellite communications, we will be bringing a new level of service to our customers throughout the world," said C. Michael Armstrong, chairman and chief executive officer of Hughes Electronics. "Satellites have proven to be one of the most effective and competitive ways to communicate, whether by voice, computer, fax or video, by anyone, from anyplace, at anytime to anywhere on the planet."

         The new company will combine HCG's fleet of 10 communications satellites for the U.S. market, with PanAmSat's international fleet of four communications satellites. PanAmSat has four satellites under construction and HCG has three satellites in development, all of which are planned for launch through 1998.

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         "The strategic  combination  creates the premier commercial provider of global satellite-based communications services," said Landman. "The new PanAmSat will provide its customers with a unique, one-stop-shopping resource for U.S. and international satellite services, and will be poised to pursue exciting new opportunities in satellite communications."

         When the merger is completed, the new PanAmSat Corporation will consist of about 500 employees working at facilities within the United States and offices throughout the world. The corporate headquarters of the new PanAmSat Corporation will be in Greenwich, Conn., with its domestic operations based in Long Beach, Calif., and international operations based in Greenwich. PanAmSat and HCG had combined 1995 revenues of approximately $500 million.

         HCG is the leading provider of commercial video, voice and data satellite communications services in the United States. The Galaxy fleet serves premier cable and broadcast television programmers, and 24-hour customer support and uplink access is provided by HCG's Galaxy Network Operations unit in Long Beach, Calif. HCG also offers a full range of technical support from its dedicated engineering staff in Long Beach and satellite tracking stations in Fillmore, Calif., Castle Rock, Colo. and Brooklyn, N.Y.

         PanAmSat is the world's first private-sector company to provide global satellite services. It offers satellite-based video and data communications services to more than 300 customers worldwide. The company currently operates a global satellite system: PAS-1 and PAS-3 over the Atlantic Ocean region; PAS-2 over the Pacific Ocean region; and PAS-4 over the Indian Ocean region. With its additional planned launches through early 1998, PanAmSat will operate multiple satellites in each ocean region worldwide. The next scheduled PanAmSat Launch will deploy the PAS-6 satellite over the Atlantic Ocean region in December.

         The earnings of Hughes Electronics Corporation are used to calculate the earnings per share attributable to GMH (NYSE symbol) common stock.

                                       ###

         For more information, please contact:

Richard Dore              Kevin Burgoyne                  Wendy Greene
Hughes Electronics        PanAmSat                        Hughes Communications
(310) 568-6324            (203) 622-6664                  (310) 525-5212



         A press conference regarding this announcement is scheduled for 1:30 p.m. Eastern Daylight Time (EDT) today at the Equitable Tower in New York City, 787 Seventh Avenue, 50th floor. An AT&T teleconference will also be available at 1:30 p.m. for a question and answer session with C. Michael Armstrong, chairman and chief executive officer of Hughes Electronics Corporation, and Frederick A. Landman, president and chief executive officer of PanAmSat Corporation.

         For those wishing to participate, please call the following telephone numbers at least 10 minutes before the start of the session. U.S. call-in: (800) 611-1147. International call-in: (612) 332-0523.

         Twenty-four hour replay of the press conference will begin at 3:30 p.m. EDT and end at midnight tomorrow, September 21. To hear the replay, please call the following telephone numbers: U.S. replay call-in: (800) 475-6701. International replay call-in: (612) 365-3844. Access code: 315972.


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